UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CinCor Pharma, Inc.

(Name of Subject Company)

CinCor Pharma, Inc.

(Name of Person Filing Statement)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

17240Y109

(CUSIP Number of Class of Securities)

Marc de Garidel

Chief Executive Officer

CinCor Pharma, Inc.

230 Third Avenue

Waltham, MA 02451

(844) 531-1834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rama Padmanabhan

Rowook Park

Divakar Gupta

Sarah Sellers

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of CinCor Pharma, Inc., a Delaware corporation (the “Company” or “CinCor”), by AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of January 8, 2023 (the “Merger Agreement”), by and among the Company, Parent and Cinnamon Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Tender Offer”), to acquire all of the outstanding shares of common stock of the Company, par value $0.00001 per share (the “Shares”), at an offer price of (i) $26.00 per Share and (ii) one contingent value right per Share, which will represent the right to receive a contingent payment of $10.00 per Share upon the achievement of a specified milestone, in each case, to the seller in cash, without interest, subject to any applicable withholding taxes. If successful, the Tender Offer will be followed by a merger of Purchaser with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation in the Merger.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Tender Offer and the Merger:

(i)	Employee FAQ, first used on January 9, 2023.

(ii)	Investor FAQ, first used on January 9, 2023.

(iii)	Letter to Employees, first used on January 9, 2023.

(iv)	Form of E-Mail Response to Investor Inquiry, first used on January 9, 2023.

(v)	LinkedIn Post on January 9, 2023.

The information set forth under Items 1.01, 5.02 and 8.01 of the Current Report on Form 8-K filed by the Company on January 9, 2023 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

Important Information about the Tender Offer

The Tender Offer described in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of CinCor, nor is it a substitute for the Tender Offer materials that Purchaser, a wholly owned subsidiary of Parent, is expected to file with the Securities and Exchange Commission (the “SEC”) upon commencement of the Tender Offer. The solicitation of an offer to tender and the offer to buy shares of CinCor’s common stock will only be made pursuant to a Tender Offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser is expected to file with the SEC. In addition, CinCor is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer.

Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of CinCor on Schedule 14D-9 and related materials with respect to the Tender Offer and the proposed Merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the Tender Offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by CinCor under the “Investors” section of CinCor’s website at www.cincor.com.

Stockholders and Investors are strongly advised to read these documents when they become available, including the Solicitation/Recommendation Statement of CinCor on Schedule 14D-9 and any amendments thereto, as well as any other documents relating to the Tender Offer and the proposed merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the Tender Offer because they contain important information, including the terms and conditions of the Tender Offer and the proposed merger.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document constitute forward-looking statements within the meaning of the federal securities laws. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including, but not limited to statements related to CinCor’s business in general, the timing of completion of the transactions contemplated by the Merger Agreement by and among CinCor, Purchaser and Parent, including the parties’ ability to satisfy the conditions to the consummation of the Tender Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on CinCor’s current plans, objectives, estimates, expectations and intentions, involve assumptions that may never materialize or may prove to be incorrect and inherently involve significant risks and uncertainties, including factors beyond CinCor’s control, that could cause actual results, performance, or achievement to differ materially and adversely from those anticipated or implied in the statements, including, without limitation: uncertainties with respect to the timing of the Tender Offer and the proposed merger; uncertainties as to the number of shares of CinCor’s common stock that will be tendered in the Tender Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Tender Offer or the proposed Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Tender Offer or the proposed Merger at all or on acceptable terms or within expected timing; the risk that stockholder litigation in connection with the Tender Offer or the proposed Merger may result in significant costs of defense, indemnification and liability; the effects of disruption from the transactions contemplated by the Merger Agreement on CinCor’s business and the fact that the announcement and pendency of such transactions may make it more difficult to establish or maintain relationships with employees and business partners; the possibility that the milestone related to the contingent value right will never be achieved and no milestone payment may be made; initial, interim, “top-line” and preliminary data from clinical trials announced or published from time to time may change; success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials; enrollment and retention of patients in clinical trials could be delayed; CinCor relies and will rely on third parties to conduct, supervise and monitor existing clinical trials and potential future clinical trials; developments from the company’s competitors and the marketplace for the company’s products; and business, operations and clinical development timelines and plans may be adversely affected by the COVID-19 pandemic, geopolitical events, and macroeconomic conditions, including rising inflation and interest rates and uncertain credit and financial markets, and matters related thereto; and other risks and uncertainties affecting the company, including those described under the caption “Risk Factors” and elsewhere in CinCor’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 22, 2022, CinCor’s Quarterly Report on Form 10-Q for the three months ended March 31, 2022 filed with the SEC on May 10, 2022, CinCor’s Quarterly Report on Form 10-Q for the three months ended June 30, 2022 filed with the SEC on August 8, 2022, CinCor’s Quarterly Report on Form 10-Q for the three months ended September 30, 2022 filed with the SEC on November 3, 2022, and other filings and reports that CinCor may file from time to time with the SEC. Other risks and uncertainties of which CinCor is not currently aware may also affect CinCor’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. These risks and uncertainties may be amplified by macroeconomic conditions, including volatility and uncertainty in financial markets. All forward-looking statements contained in or incorporated by reference into this document speak only as of the date on which they were made and are based on management’s assumptions and estimates as of such date. CinCor undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Exhibit Index

Exhibit Number	Description

99.1	Employee FAQ, first used on January 9, 2023.

99.2	Investor FAQ, first used on January 9, 2023.

99.3	Letter to Employees, first used on January 9, 2023.

99.4	Form of E-Mail Response to Investor Inquiry, first used on January 9, 2023.

99.5	LinkedIn Post on January 9, 2023.